



The m[illegible]e™

File 82-19
DuPont Canada Inc.

Du[illegible]ont Canada Reports First Quarter Sales

MISSISSAUGA, ONTARIO, April 30, 2003 - DuPont Canada Inc. (TSX: DUP.A), a leading diversified science company, today announced results for the first quarter ended March 31, 2003.

Financial Review

Record total sales of $598 million increased by $24 million or 4% from the $574 million achieved last year. Excluding the $45 million contributed by Liqui-Box Corporation (acquired on May 31, 2002), sales were down 4% to $553 million.

International sales totaled $322 million. Of this amount, $277 million were exports from Canada, a decrease of 7% from last year. Sales in Canada totaled $276 million, down $2 million or 1%.

Three of DuPont Canada's five business segments achieved sales results ahead of last year. The Specialty Polymers and Films segment had $147 million in sales, which were up by $41 million or 38% ahead of 2002 (or 4% lower than last year before adding the Liqui-Box contribution). With sales of $130 million, the Performance Coatings and Polymers segment was ahead of last year by $3 million or 3%. The Specialty Fibres segment had sales of $56 million, which were essentially flat compared to 2002. Nylon Enterprise, with $199 million in sales, experienced a decline of $5 million or 2%. Sales of $74 million by the Specialty Materials segment were down $12 million or 14% from last year.

Manufactured variable margins as a percent of sales declined 7% compared with the first quarter of 2002 and were 2% lower than fourth quarter 2002. This reflects the impact of raw material costs associated with the historically high prices for oil and natural gas throughout the first quarter combined with the negative impact of a stronger Canadian dollar.

Net earnings for the quarter were $42.1 million or $0.15 per share, a 20% drop below the $52.6 million or $0.19 per share last year. On a diluted basis, earnings per share decreased from $0.19 to $0.15.

The effective tax rate for the quarter was 37.8% compared with 35.2% in 2002. The increase in rates reflect a one-time tax adjustment in 2003.

"We are satisfied with the results of this first quarter, given the many challenges and uncertainties in the business climate and higher oil and gas related raw material costs caused in part by geo-political instabilities," said Doug Muzyka, DuPont Canada President and Chief Executive Officer. "We are pleased to report that our Liqui-Box subsidiary became accretive to these results. As the war winds down, and there is greater economic stability, we anticipate being able to accelerate our growth."

The company reflects the pro forma effect on earnings per share of stock based compensation in a note to its financial statements in accordance with the recommendations of the Canadian Institute of Chartered Accountants. As more fully described in Note 4 to the financial statements attached, had

stock based compensation been recorded as an expense on the income statement in the quarter, the effect on earnings per share would have been nil.

Company Developments

Global DuPont Transformation

As previously announced E. I. du Pont de Nemours and Company (E. I. du Pont) intends to pursue the separation of its global Textiles & Interiors ("T&I") business during 2003 and is considering all of its options in relation to such global separation, including a sale of the T&I business to a third party or an initial public offering of the global T&I business.

On March 19, E. I. du Pont and DuPont Canada announced that E. I. du Pont proposed to make an offer to acquire all of the common shares of DuPont Canada not owned by E. I. du Pont or its affiliates at a price of $21.00 per common share in cash. This amounts to an approximately Cdn. $1.4 billion share purchase based on the current outstanding shares. The Board of Directors of DuPont Canada recommended that the minority shareholders accept this offer. In making its recommendation, the Board received the unanimous recommendation of a Special Committee of the Board (comprised of the independent directors of DuPont Canada) which had reviewed the Offer and received advice from TD Securities, its independent financial advisor.

E. I. du Pont's materials relating to the offer and the related DuPont Canada directors' circular were mailed to DuPont Canada shareholders on April 17.

In the context of its offer, E. I. du Pont has advised that it had from time to time received inquiries from, and has had preliminary discussions with third parties concerning the potential sale of all or a portion of the global T&I business and is currently in negotiations with a third party regarding the possible sale of the global T&I business. There can be no assurance that any such discussions will continue, that any such sale efforts will be successful or, if successful, of the terms, conditions, or timing of any potential transaction. E. I. du Pont continues to explore all available alternatives with respect to the separation of the global T&I business, including a third party sale or an initial public offering.

The offering materials contain a description prepared by E. I. du Pont of its plans for DuPont Canada. In that context, if E. I. du Pont is not successful in acquiring indirectly 100% of the outstanding shares of DuPont Canada, E. I. du Pont has stated that it intends to transfer its current indirect share ownership in DuPont Canada to the global T&I business enterprise in connection with the global separation, whether such separation occurs as a sale, an initial public offering or otherwise. With regard to the T&I business of DuPont Canada following such ownership transfer, E. I. du Pont expects that the global T&I business enterprise and DuPont Canada would conduct business with each other directly with the ultimate business arrangements between them being a function of the global T&I business strategy. With regard to the non-T&I business operations of DuPont Canada following such ownership transfer, E. I du Pont expects that it and DuPont Canada would continue to conduct business directly with each other consistent with past practices.

If permitted by applicable law, subsequent to the completion of the offer and a compulsory acquisition or any subsequent acquisition transaction, if necessary, E. I. du Pont has stated that it intends to delist the common shares of DuPont Canada from the Toronto Stock Exchange and, if

there are fewer than 15 securityholders of DuPont Canada in any province, to cause DuPont Canada to cease to be a reporting issuer under the securities laws of each such province.

For full details of the offer, see the offering materials (a copy of which is available on DuPont Canada's website).

The DuPont Canada directors' circular relating to the offer sets forth the reasons for the recommendation by DuPont Canada's Board of Directors to accept E. I du Pont's offer. See "Recommendations of the Special Committee and the Board" in the directors' circular (a copy of which is also posted on DuPont Canada's website.

SAP R/3 Implementation

DuPont Canada, along with DuPont in the United States, launched its SAP R/3 integrated business management software system in early February, to replace our existing SAP R/2 and some other legacy systems. This project is part of a multi-phase switchover to SAP R/3 across global DuPont.

We have successfully executed our plans to deal with potential start-up contingencies so that customer requirements were met. While we have experienced some disruption during this launch period, the organization's post-start-up efforts are returning us to a normalized information environment.

Ontario Science Centre Project

DuPont Canada and the Ontario Science Centre (OSC) in Toronto announced in early February a multi-year strategic partnership in support of the OSC's Agents of Change initiative, which will revitalize more that 25 per cent of the Centre's public spaces. This new initiative is designed to awaken and develop the attitudes, skills and behaviors that foster innovation, with a focus on youth. DuPont Canada will provide $2 million through a combination of cash and expertise over six years, including the involvement of its scientists and other experts.

MANAGEMENT'S DISCUSSION & ANALYSIS
Income Statement

NYLON ENTERPRISE

The Nylon Enterprise saw its sales decline $5 million or 2% below last year. The after-tax operating income (ATOI) of $18.8 million was $8.2 million or 30% under 2002. Higher raw material costs accounted for the majority of this decline.

The Flooring Systems business unit had first quarter sales of $98 million, which were $2 million or 2% below last year. The North American residential carpet market remained generally strong during the quarter, but it was showing signs of softening toward the end of the quarter. A slowdown was also evident in the automotive market. As expected, the commercial market remained weak, and is still not expected to recover until late 2003 or early 2004. The unit anticipates some potential for improvement in the second quarter with possible strengthening in the resale housing and decorating markets.

The Nylon Industrial Specialties business unit, with $54 million in sales, achieved an increase of $1 million or 3% ahead of 2002. Demand for airbag fibre from the auto-based sector and industrial yarns for luggage and carrying bags for the travel and leisure markets continued to be strong. The unit expects that this trend will continue in the second quarter based on sales of airbag fibre to the Asia/Pacific region, and increased use of side airbags in more vehicles.

An active specialties market was a key factor behind the $2 million or 4% sales increase by the Nylon Intermediates business unit, which had total first quarter sales of $40 million compared with $38 million last year.

The Nylon Apparel business unit had sales of $8 million, which were $6 million or 44% under 2002. The softness in the Canadian apparel industry is expected to remain largely unchanged for the balance of 2003.

PERFORMANCE COATINGS AND POLYMERS

Sales of $130 million by the Performance Coatings and Polymers segment were $3 million or 3% above 2002. ATOI of $10.3 million was $0.8 million or 8% above last year.

The Engineering Polymers business unit achieved sales of $68 million, which were $2 million or 3% ahead of 2002. The unit is cautiously optimistic about the months ahead, given the potential for some relief from higher raw material costs and the possibility for some strengthening in the number of auto builds if consumers respond positively to the cessation of hostilities in Iraq.

First quarter sales for the Performance Coatings business unit totaled $55 million, which were $4 million or 8% ahead of 2002.

The Original Equipment Manufacturer (OEM) component had sales of $33 million, which increased $1 million or 4%. This positive result was tempered by significant downtime at one of the unit's major North American customers and a shortfall in planned growth in market share due to an operational problem at a large account. A model shift by a major customer could limit growth in the second quarter.

A severe winter, leading to an increase in collision repair business, helped to boost the results of the Refinish component with sales of $22 million. This represented an increase of $3 million or 15% over 2002. The traditionally strong second quarter is expected to deliver similar results.

The Elastomers and Other Polymers business units had sales of $7 million, which were $3 million or 27% below last year.

SPECIALTY FIBRES

Sales in the Specialty Fibres segment reached $56 million, which were essentially flat compared with 2002. The segment's ATOI of $5.7 million was 3% above last year.

The Lycra® business unit had sales of $22 million, which were up $1 million or 3% from 2002. Demand for fibre continued to be strong for use in infant diapers and for adult incontinence products in North America. Some new business was also obtained for swimwear applications.

Sales by the Advanced Fibre Systems business unit totaled $22 million, which matched 2002. All of the markets saw generally strong results, with better-than-expected sales of Nomex® brand fibre for thermal protection applications and Kevlar® mechanical protection products. The demand for Kevlar® was especially strong to meet the requirements of the U.S. military for protective apparel.

The Nonwoven business unit achieved sales of $10 million, which were on a par with last year. Protective apparel sales were strong in all regions of Canada. Sales were down slightly, however, for Tyvek Homewrap® and Tyvek® for applications in the graphics industry. The unit anticipates that the second quarter will be ahead of last year.

The Dacron® business unit had sales of $3 million, which were up 13% from 2002.

SPECIALTY MATERIALS

The Specialty Materials segment's sales totaled $74 million, which were $12 million or 14% below 2002. ATOI of $2.9 million was up $0.7 million or 34% compared with last year.

The Titanium Technologies business unit achieved sales of $28 million, which were up $4 million or 16% ahead of 2002. The unit experienced growth in both volume and average selling price as it expanded its share in the plastics and coatings markets. The outlook for the traditionally strong second quarter is positive, driven in part by new home construction and renovation activities.

The Agricultural Products business unit had $19 million in sales. Caution in the unit's distribution channels, based on the poor growing season last year in Western Canada, was a primary reason for this $10 million or 34% drop below last year. This delay in purchases is expected to benefit sales in the second quarter. The unit experienced strong demand for acetamiprid, the active ingredient in Assail™ insecticide and Assail™ ST seed treatment. DuPont Canada acquired the Canadian marketing rights to these products, which represent an addition to the unit's horticultural product portfolio and a new market in seed treatment.

Sales of $18 million by the Fluoroproducts business unit were down $5 million or 21% below last year. A reduction in shipments to Europe, compared with last year, was the main cause of this decline. The unit is generally positive about the second quarter, based on sales to the stationary after-market business.

The Chemical Solutions business unit recorded $7 million of sales, which were $2 million or 23% under 2002. The unit had some strong sales of Oxone®, a nonchlorine oxidizer, but experienced competitive pressure in other product lines. Sales of Krytox® lubricant into the bearings market were also strong.

SPECIALTY POLYMERS AND FILMS

The Specialty Polymers and Films segment had first quarter sales of $147 million, an increase of $41 million or 38% over 2002 (a decrease of $4 million or 4% excluding Liqui-Box sales of $45 million). ATOI was $8.8 million, up $2.0 million or 28% compared with 2002.

The Liqui-Box business unit achieved sales of $83 million, which were up $50 million or 150% above last year. This included $45 million specifically from the Liqui-Box operations that were acquired in May 2002. All of the unit's markets performed well. The bottled water market performed particularly well as North Americans stocked up in advance of the war in Iraq. The unit was also successful in securing a number of major new contracts with leading corporations in the beverage markets. The unit expects to see continued growth in 2003 as it captures new global growth opportunities.

Sales of $52 million by the Packaging and Industrial Polymers (P&IP) business unit were down $11 million or 17% under 2002. (Reporting for the P&IP unit in Canada now combines the results of what had previously been reported as three business units – Modified Polymers, Butacite® and the strictly packaging part of P&IP.) Bynel® sales to the food industry were very strong, and are expected to remain robust into the second quarter. Sales of Butacite®, on the other hand, were affected by the rate of auto builds, which began to slow down. The unit is expecting to see positive results in the second quarter.

The iTechnologies business unit had $8 million in sales, which were 11% above 2002.

The Zodiaq® business unit, with manufacturing operations in Thetford Mines, Quebec, reported $4 million in sales, which were $1 million ahead of last year.

BALANCE SHEET and CASH FLOW

Our consolidated balance sheet remains strong, with no debt and assets of $2 540 million, an increase of $58 million or 2% in the quarter.

We did experience a larger than normal first quarter increase in net working capital, excluding cash, during the period. Principal contributing factors were (1) a planned inventory build to ensure customer needs would be met through the SAP R/3 launch period; (2) the slow start to the Agricultural Products selling season has resulted in a build-up of inventories ahead of anticipated second quarter sales; (3) transitional issues during the SAP R/3 launch period included some difficulties in issuing customer invoices leading to modest delays in collections of accounts receivable in the quarter.

Accounts receivable increased by $88 million to $495 million during the quarter, and increased by $40 million from March of last year. Days sales outstanding of 67 days increased by eleven days from December of 2002 and six days from March of last year.

Inventories increased by $84 million to $360 million in the quarter. Inventory days supply increased to 85 days, up eighteen days from December 2002, and up twenty days from March 2002. This largely reflects higher inventory levels and raw material costs in the Nylon Enterprise and a

normal seasonal increase in the Ag Products business unit. The increase from March 2002 also includes the addition of the Liqui-Box inventories.

Cash flow from operating activities was an outflow of $31 million for the first quarter versus an inflow of $9 million in the first quarter last year. This result largely reflects the increase in accounts receivable and inventories.

OUTLOOK

We continue to be cautiously optimistic about the prospect for growth for 2003 – and particularly now following the positive first quarter. Barring unexpected major events, we anticipate that increased stability in the world should lead to sustained reduction in oil and natural gas prices. As well, it should help to bolster consumer confidence. This would be a potentially strong stimulant with positive impacts on our margins for the North American automotive and housing sectors, which remain important to DuPont Canada. Strengthened business confidence would also help to reinvigorate opportunities in the commercial markets in these sectors. As well, our increased participation in the food sector, expansion of our presence in global markets and our commitment to controlling costs as we manage by process, should also help to position the company for success in 2003 and beyond.

Management's expectations concerning the outlook relating to DuPont Canada as set forth in the preceding paragraph are subject to the uncertainty arising from the outstanding offer by a subsidiary of E. I. du Pont for the shares held by the minority shareholders of DuPont Canada and E. I. du Pont's plans for DuPont Canada in the event the offer is or is not successful (see "Company Developments – Global DuPont Transformation" earlier in this report). Those plans as outlined in the take-over bid circular are not described with particularity and refer to matters which are inherently uncertain. Management is unable to determine the impact of these uncertainties on its expectations for DuPont Canada as set forth above.

DuPont Canada Inc. is a diversified science company that serves customers across Canada and in more than 40 other countries. Headquartered in Mississauga, Ontario, the company serves global markets through offices and/or operations in Canada, the United States, Mexico, France, the United Kingdom and India. The company has 4,000 employees. For more information about DuPont Canada, please visit the company's website at http://www.ca.dupont.com.

Forward-Looking Statements: This release contains forward-looking statements based on management's current expectations, estimates and projections. All statements that address expectations or projections about the future, including statements about the company's strategy for growth, product development, market position, expected expenditures and financial results are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects," "anticipates," "plans," "intends," "projects," "indicates," and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. Many factors, including those discussed more fully elsewhere in this release and in documents which may be filed with the Ontario Securities Commission and/or the Toronto Stock Exchange, as well as others, could cause results to differ materially from those stated. These factors include, but are not limited to changes in the laws, regulations, policies and economic conditions, including inflation, interest and foreign currency exchange rates, of countries in which the company does business; competitive pressures; successful integration of structural changes, including restructuring plans, acquisitions, divestitures and alliances; cost of raw materials, research and development of new products, including regulatory approval and market acceptance; and seasonality of sales of agricultural products.

For additional information, please contact:

Richard Gareau	Michael Oxley
Manager, Public Affairs	Treasurer and Director, Finance
DuPont Canada Inc.	DuPont Canada Inc.
(905) 821-5623	(905) 821-5320

DuPont Canada Inc.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (UNAUDITED)

(In thousands of Canadian dollars except per share)

	Three Months Ended March 31	
	2003	2002
Net sales (Note 2)	$ 597 576	$ 574 008
Interest and other income	3 653	4 410
	601 229	578 418
Cost of goods sold and other operating charges	459 859	436 225
Selling, general and administrative expenses	47 927	41 101
Depreciation and amortization	25 822	19 999
	533 608	497 325
Earnings before income taxes and minority interest	67 621	81 093
Income taxes		
Current	18 634	27 963
Future	6 898	619
	25 532	28 582
Net earnings before minority interest	42 089	52 511
Minority interest	(21)	121
Net earnings (Note 2)	$ 42 068	$ 52 632
Basic earnings per share	$ 0.15	$ 0.19
Diluted earnings per share	$ 0.15	$ 0.19
Dividends declared per share	$ 0.10	$ 0.10
Average number of shares	278 948 143	278 693 290
Diluted average number of shares	279 866 202	280 861 138
Shares outstanding at end of period	279 251 415	278 779 630
Retained earnings at beginning of year	$ 1 645 641	$ 1 543 723
Net earnings	42 068	52 632
Dividends declared	(27 800)	(27 869)
Excess of consideration paid over stated capital of common shares repurchased	-	(7 142)
Retained earnings at end of period	$ 1 659 909	$ 1 561 344

DuPont Canada Inc.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands)

	March 31		December 31
	2003	2002	2002
ASSETS			
Current Assets			
Cash and cash equivalents	$ 386 483	$ 754 296	$ 456 010
Note receivable	-	48 000	-
Accounts receivable	495 261	455 654	407 097
Income taxes recoverable	992	1 778	-
Inventories	360 467	264 570	276 309
Prepaid expenses	9 042	8 923	6 677
Future income taxes	17 563	-	23 306
	1 269 808	1 533 221	1 169 399
Property, plant and equipment	1 714 840	1 559 115	1 709 168
Less: accumulated depreciation	911 068	848 960	889 278
	803 772	710 155	819 890
Future Income Taxes	6 296	6 451	5 820
Goodwill	243 239	15 409	259 564
Intangibles	132 015	2 120	143 521
Deferred Pension	67 027	48 749	65 549
Other Assets	18 176	18 034	18 617
	$ 2 540 333	$ 2 334 139	$ 2 482 360
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Accounts payable and accrued liabilities	$ 479 395	$ 428 886	$ 392 742
Income taxes	-	-	13 616
Dividends	27 800	27 878	27 870
	507 195	456 764	434 228
Long-Term Obligations			
Post-retirement benefits other than pension	71 168	69 028	70 368
Other	12 805	13 824	13 491
	83 973	82 852	83 859
Future Income Taxes	147 108	79 651	149 649
Minority Interest	1 101	2 267	1 080
SHAREHOLDERS' EQUITY			
Capital stock	170 343	151 261	162 825
Cumulative translation adjustments	(29 296)	-	5 078
Retained earnings	1 659 909	1 561 344	1 645 641
	1 800 956	1 712 605	1 813 544
	$ 2 540 333	$ 2 334 139	$ 2 482 360

DuPont Canada Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	Three Months Ended March 31	
CASH FLOWS FROM (USED IN)	2003	2002
OPERATING ACTIVITIES		
Net earnings	$ 42 068	$ 52 632
Non-cash items in earnings statement:		
Depreciation and amortization	25 822	19 999
Future income taxes	6 898	619
Minority interest	21	(121)
Net change in non-cash working capital (Note 3)	(104 622)	(64 644)
Pension and other post-retirement benefits	(1 348)	603
Other	(10)	-
	(31 171)	9 088
INVESTING ACTIVITIES		
Property, plant and equipment, net	(15 113)	(15 031)
Other	(409)	(2 225)
	(15 522)	(17 256)
FINANCING ACTIVITIES		
Issue of common shares	7 518	7 595
Purchase of common shares	-	(7 286)
Dividends to shareholders	(27 800)	(27 869)
	(20 282)	(27 560)
Effect of exchange rate changes on cash and cash equivilents	(2 552)	-
Change in cash and cash equivalents	(69 527)	(35 728)
Cash and cash equivalents at beginning of year	456 010	790 024
Cash and cash equivalents at end of period	$ 386 483	$ 754 296

Notes to Consolidated Financial Statements

(In thousands)

Note 1 - Summary of Changes in Significant Accounting Policies

The accounting policies of the interim financial statements are the same as those described in the company's 2001 Annual Report. The disclosures in the interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the financial statements included in the company's 2001 Annual Report.

Note 2 - Industry Segment Information	Three Months Ended March 31	
	2003	2002
Total segment sales		
Nylon Enterprise	$ 199 210	$ 203 839
Performance Coatings and Polymers	130 014	126 666
Specialty Fibres	56 221	55 846
Specialty Materials	73 678	85 899
Specialty Polymers and Films	146 980	106 200
Total sales for reportable segments	606 103	578 450
Elimination of intersegment sales		
Nylon Enterprise	(5 544)	(8)
Performance Coatings and Polymers	(174)	-
Specialty Fibres	(9)	(24)
Specialty Materials	(1 533)	(2 004)
Specialty Polymers and Films	(1 267)	(2 406)
Total intersegment sales	(8 527)	(4 442)
Net sales	$ 597 576	$ 574 008
After-tax operating income to net earnings		
Nylon Enterprise	$ 18 802	$ 26 956
Performance Coatings and Polymers	10 347	9 576
Specialty Fibres	5 729	5 573
Specialty Materials	2 902	2 163
Specialty Polymers and Films	8 841	6 882
Reportable segments	46 621	51 150
Net financing	3 080	2 657
Other corporate	(7 633)	(1 175)
Net earnings	$ 42 068	$ 52 632

	March 31		December 31
	2003	2002	2002
Segment assets			
Nylon Enterprise	$ 705 782	$ 682 903	$ 653 628
Performance Coatings and Polymers	200 877	173 906	173 786
Specialty Fibres	81 190	73 522	68 561
Specialty Materials	201 627	200 426	118 057
Specialty Polymers and Films	788 583	245 842	822 671
Reportable segments	1 978 059	1 376 599	1 836 703
Cash and cash equivalents	386 483	754 296	456 010
Corporate assets	175 791	203 244	189 647
Total assets	$ 2 540 333	$ 2 334 139	$ 2 482 360

Note 3 - Financial Information Included In the Consolidated Statements of Cash Flows

Net Change In Working Capital Excluding Cash and Cash Equivalents

	Three Months Ended March 31	
	2003	2002
Note receivable	$ -	$ (13 000)
Accounts receivable	(112 117)	(97 664)
Income taxes	(14 424)	3 871
Inventories	(86 488)	(32 493)
Prepaid expenses	(2 487)	(1 933)
Accounts payable and accrued liabilities	110 963	76 557
Dividends	(70)	16
Other	1	2
	$ (104 622)	$ (64 644)
Income taxes paid	$ 35 361	$ 28 134

Note 4 - Stock Based Compensation

The pro forma net earnings and earnings per share attributable to common shareholders is as follows:

		Three Months Ended March 31	
		2003	2002
Net income	As Reported	$ 42 069	$ 52 632
	Pro forma	40 704	51 698
Basic earnings per share	As Reported	0.15	0.19
	Pro forma	0.15	0.19
Diluted earnings per share	As Reported	0.15	0.19
	Pro forma	0.15	0.18